

Mail Stop 3030

June 5, 2009

<u>Via U.S. Mail and Fax (224) 521-8557</u>

Dennis J. Letham
Executive Vice President – Finance and Chief Financial Officer
Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026

> **Re:** **Anixter International Inc.**
> **Form 10-K for the fiscal year ended January 2, 2009**
> **Filed February 27, 2009**
> **File No. 001-10212**

Dear Mr. Letham:

We have reviewed your filings and your correspondence dated May 14, 2009 and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 2, 2009

Legal Proceedings, page 6

1. In future filings, please disclose that the countries your foreign subsidiaries may have re-exported goods to in violation of export control laws include Cuba and Syria, countries identified by the State Department as state sponsors of terrorism.

    As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or Peggy Fisher at (202) 551- 3805 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

    Sincerely,

    Gary Todd
    Accounting Reviewer